Exhibit 99.1

Kamada Reports Second Quarter and First Half 2021 Financial Results, Recent Achievements and Corporate Development Activities

●	Second Quarter 2021 Revenues were $24.2 Million

●	In Connection with the Transition of GLASSIA® Manufacturing, Kamada Largely Completed a Workforce Downsizing in the Second Quarter that will Result in an Approximately 10% Annual Labor Cost Reduction

●	Pivotal Phase 3 InnovAATe Trial for Inhaled AAT for Treatment of Alpha-1 Antitrypsin Deficiency Continues to Advance as Kamada Evaluates Strategic Partnering Opportunities

●	Ongoing Expansion of Plasma Collection Capacity at Recently Acquired U.S. Plasma Collection Center; Company Intends to Open Additional Centers

●	Kamada Continues to Explore Additional Business Development Opportunities that Utilize and Expand the Company's Core Plasma-Derived Development, Manufacturing and Commercialization Expertise, and Further its Strategic Objective of Evolving into a Fully Integrated Specialty Plasma Company

REHOVOT, Israel – August 11, 2021 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three and six months ended June 30, 2021.

“Our business continued to perform as anticipated throughout the first half of 2021,” said Amir London, Kamada’s Chief Executive Officer. “Despite the expected decrease in revenue as compared to the first half of last year due to the planned transition of GLASSIA manufacturing to Takeda later this year, we achieved gross margins of 37 percent in the first half of 2021, as compared to 34 percent during the first six months of 2020. As an outlook for the second half of 2021, we anticipate a reduction in overall gross margins mainly due to anticipated change in products sales mix.”

“We continue to progress the pivotal Phase 3 InnovAATe clinical trial of our proprietary Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (AATD) and are exploring a potential commercial partnership with respect to this product. We are pleased with the level of external interest generated in this therapy to date,” continued Mr. London.

“Moreover, we initiated the planning for the opening of additional U.S. plasma collection centers by leveraging our existing U.S. Food and Drug Administration license. In addition, we continue to achieve important progress around the advancement of our business development priorities and are exploring potential strategic transactions that would utilize and expand our core plasma-derived development, manufacturing, and commercialization expertise. We believe we have multiple prospects that would represent significant steps toward accomplishing our strategic goal of becoming a fully-integrated specialty plasma company,” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2021

●	Total revenues were $24.2 million in the second quarter of 2021, compared to $33.1 million recorded in the second quarter of 2020.

●	Gross profit was $9.1 million in the second quarter of 2021, compared to $11.1 million reported in the second quarter of 2020.

●	In connection with the transition of GLASSIA manufacturing to Takeda, during the second quarter of 2021, the Company largely completed the planned workforce downsizing and incurred a one-time expense of $0.6 million related to excess severance remuneration for the employees who were laid-off as part of this downsizing. The downsizing process is expected to result in an annualized reduction of approximately 10% in overall labor costs.

●	Net income was $0.9 million, or $0.02 per share, in the second quarter of 2021, as compared to net income of $3.5 million, or $0.10 per share, in the second quarter of 2020.

●	Adjusted EBITDA, as detailed in the tables below, was $2.4 million in the second quarter of 2021, as compared to $5.5 million in the second quarter of 2020. Adjusted EBITDA in the second quarter of 2021, excluding one-time severance expenses, was $3.0 million.

●	Cash used in operating activities was $3.3 million in the second quarter of 2021, as compared to cash provided by operating activities of $10.7 million in the second quarter of 2020.

Financial Highlights for the Six Months Ended June 30, 2021

●	Total revenues were $49.1 million in the first six months of 2021, compared to $66.4 million recorded in the first six months of 2020.

●	Gross profit was $18.0 million in the first six months of 2021, compared to $22.6 million reported in the first six months of 2020.

●	Net income was $3.6 million, or $0.08 per share, in the first six months of 2021, as compared to net income of $8.7 million, or $0.20 per share, in the first six months 2020.

●	Adjusted EBITDA, as detailed in the tables below, was $6.2 million in the first six months of 2021, as compared to $11.8 million in the first six months of 2020. Adjusted EBITDA in the first six months of 2021, excluding one-time severance expenses, was $6.7 million.

●	Cash used in operating activities was $1.2 million in the first six months of 2021, as compared to cash provided by operating activities of $8.7 million in the first six months of 2020.

Balance Sheet Highlights

As of June 30, 2021, the Company had cash, cash equivalents, and short-term investments of $104.6 million, as compared to $109.3 million on December 31, 2020.

Recent Corporate Highlights

●	The FDA approved a label update for KEDRAB® (Rabies Immune Globulin [Human]), establishing the product’s safety and effectiveness in children. KEDRAB is now indicated for passive, transient post-exposure prophylaxis of rabies infection in persons of all ages when given promptly following contact with a rabid or possibly rabid animal.

●	Completed the supply of our plasma-derived COVID-19 Immunoglobulin (IgG) investigational product to the Israeli Ministry of Health (IMOH) for the treatment of hospitalized COVID-19 patients.

Conference Call

Kamada management will host an investment community conference call on Wednesday, August 11, 2021, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13721962. The call will also be webcast live on the Internet at http://public.viavid.com/index.php?id=145993.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial, and a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) workforce downsizing resulting in an approximate 10% annual labor cost reduction, 2) anticipation of a reduction in overall gross margins during the second half of 2021 mainly due to anticipated change in products sales mix, 3) optimism about commercial partnership prospects associated with our Inhaled AAT product, 4) plans for the opening of additional plasma collection centers in the U.S. by leveraging our FDA license, 5) optimism about strategic business development opportunities that will utilize and expand our core plasma-derived development, manufacturing, and commercialization expertise, and 6) the belief that those opportunities are may be significant steps toward accomplishing our strategic goal of becoming a fully integrated specialty plasma company. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial and ability to find a suitable commercial partnership for this product, unexpected results of clinical studies, including plasma-derived IgG treatment for COVID-19 and the level of demand for such product, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,		As of December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$68,416	$57,399	$70,197
Short-term investments	36,137	47,272	39,069
Trade receivables, net	27,743	19,823	22,108
Other accounts receivables	2,450	2,980	4,524
Inventories	44,601	47,646	42,016
Total Current Assets	179,347	175,120	177,914

Non-Current Assets
Property, plant and equipment, net	25,665	24,574	25,679
Right-of-use-assets	3,453	3,796	3,440
Other long term assets	3,413	1,058	1,573
Contract assets	4,472	911	2,059
Deferred taxes	-	632	-
Total Non-Current Assets	37,003	30,971	32,751
Total Assets	$216,350	$206,091	$210,665
Liabilities
Current Liabilities
Current maturities of bank loans	$61	$431	$238
Current maturities of lease liabilities	1,149	990	1,072
Trade payables	17,948	22,760	16,110
Other accounts payables	6,989	5,497	7,547
Deferred revenues	-	589	-
Total Current Liabilities	26,147	30,267	24,967

Non-Current Liabilities
Bank loans	5	63	36
Lease liabilities	3,401	3,704	3,593
Deferred revenues	3,025	1,025	2,025
Employee benefit liabilities, net	1,429	1,267	1,406
Total Non-Current Liabilities	7,860	6,059	7,060

Shareholder’s Equity
Ordinary shares	11,716	11,662	11,706
Additional paid in capital	209,942	207,731	209,760
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	58	411	357
Capital reserve from share-based payments	4,746	6,204	4,558
Capital reserve from employee benefits	(320)	(356)	(320)
Accumulated deficit	(40,309)	(52,397)	(43,933)
Total Shareholder’s Equity	182,343	169,765	178,638
Total Liabilities and Shareholder’s Equity	$216,350	$206,091	$210,665

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$40,193	$47,942	$19,323	$22,625	$100,916
Revenues from distribution	8,946	18,437	4,916	10,464	32,330

Total revenues	49,139	66,379	24,239	33,089	133,246

Cost of revenues from proprietary products	23,527	27,881	11,059	12,934	57,750
Cost of revenues from distribution	7,609	15,932	4,108	9,040	27,944

Total cost of revenues	31,136	43,813	15,167	21,974	85,694

Gross profit	18,003	22,566	9,072	11,115	47,552

Research and development expenses	5,364	6,970	2,736	3,623	13,609
Selling and marketing expenses	2,547	2,118	1,424	1,178	4,518
General and administrative expenses	6,112	4,619	3,303	2,307	10,139
Other expenses	570	34	563	32	49
Operating income	3,410	8,825	1,046	3,975	19,237

Financial income	209	615	99	298	1,027
Income (expense) in respect of securities measured at fair value, net *	-	102	-	-	102
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	121	65	(145)	(367)	(1,535)
Financial expenses	(116)	(135)	(63)	(58)	(266)
Income before tax on income	3,624	9,472	937	3,848	18,565
Taxes on income	-	796	-	390	1,425

Net Income	$3,624	$8,676	$937	$3,458	$17,140

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	-	(188)	-	-	(188)
Gain (loss) on cash flow hedges	(43)	441	30	200	876
Net amounts transferred to the statement of profit or loss for cash flow hedges	(256)	(7)	(2)	(41)	(528)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	-	-	64
Tax effect	-	15	-	(12)	19
Total comprehensive income	$3,325	$8,937	$965	$3,605	$17,383

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.08	$0.20	$0.02	$0.10	$0.39
Diluted net earnings per share	$0.08	$0.20	$0.02	$0.10	$0.38

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$3,624	$8,676	$937	$3,458	$17,140

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,372	2,380	1,225	1,188	4,897
Financial expenses (income), net	(214)	(647)	109	127	672
Cost of share-based payment	370	588	155	330	977
Taxes on income	-	796	-	390	1,425
Loss (gain) from sale of property and equipment	-	(6)	-	(6)	(7)
Change in employee benefit liabilities, net	23	(2)	60	16	201
	2,551	3,109	1,549	2,045	8,165
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(5,646)	3,416	(7,231)	6,432	1,332
Decrease (increase) in other accounts receivables	1,629	741	1,643	(772)	115
Increase in inventories	(2,401)	(4,473)	(3,446)	(5,859)	1,157
Decrease (increase) in deferred expenses	(2,362)	(911)	(1,209)	(490)	(3,085)
Increase (decrease) in trade payables	1,139	(2,719)	2,623	4,497	(9,560)
Increase (decrease) in other accounts payables	(799)	(314)	1,346	866	1,736
Decrease in deferred revenues	1,000	793	500	396	1,204
	(7,440)	(3,467)	(5,774)	5,070	(7,101)
Cash received (paid) during the period for:

Interest paid	(107)	(107)	(59)	(52)	(209)
Interest received	217	601	76	150	1,211
Taxes paid	(23)	(74)	(9)	(13)	(101)
	87	420	8	85	901

Net cash provided by operating activities	$(1,178)	$8,738	$(3,280)	$10,658	$19,105

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$2,967	$(15,646)	$11,967	$-	$(7,646)
Purchase of property and equipment and intangible assets	(1,463)	(1,901)	(1,332)	(1,005)	(5,488)
Proceeds from sale of property and equipment	-	6	-	6	7
Acquisition of subsidiary (LLC), net (1)	(1,404)	-	-		-
Net cash used in investing activities	100	(17,541)	10,635	(999)	(13,127)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	10	20	3	15	64
Repayment of lease liabilities	(595)	(540)	(306)	(262)	(1,103)
Repayment of long-term loans	(206)	(247)	(85)	(124)	(492)
Proceeds from issuance of ordinary shares, net	-	24,895	-	-	24,895

Net cash provided by (used in) financing activities	(791)	24,128	(388)	(371)	23,364

Exchange differences on balances of cash and cash equivalent	88	(588)	13	(1,177)	(1,807)

Increase in cash and cash equivalents	(1,781)	14,737	6,980	8,111	27,535

Cash and cash equivalents at the beginning of the period	70,197	42,662	61,436	49,288	42,662

Cash and cash equivalents at the end of the period	$68,416	$57,399	$68,416	$57,399	$70,197

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$588	$345	$286	$287	$539
Purchase of property and equipment	$748	$722	$748	$722	$722

Appendix A (1)	Six months period Ended June, 30 2021
Acquisition of a subsidiary that was first consolidated

Current Assets (exclusive of cash and cash equivalents)	(184)
Non Current Assets	(1,460)
Current Liabilities	240
(1,404)

Adjusted EBITDA
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020
	In thousands
Net income	$3,624	$8,676	$937	$3,458	$17,140
Taxes on income	-	796	-	390	1,425
Financial expense (income), net	(214)	(647)	109	127	692
Depreciation and amortization expense	2,372	2,380	1,225	1,188	4,897
Non-cash share-based compensation expenses	370	588	155	330	977
Adjusted EBITDA	$6,152	$11,793	$2,426	$5,493	$25,131

Adjusted net income
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020
	In thousands
Net income	$3,624	$8,676	$937	$3,458	$17,140
Share-based compensation charges	370	588	155	330	977
Adjusted net income	$3,994	$9,264	$1,092	$3,788	$18,117